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                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549



                              SCHEDULE 13G


               Under the Securities Exchange Act of 1934

                         (Amendment No. 1)*

                            Encad, Inc.
         -----------------------------------------------------
                         (Name of Issuer)

                           Common Stock
         -----------------------------------------------------
                    (Title of Class of Securities)

                            292503109
                         --------------
                         (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 pages
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CUSIP NO.  292503109                  13G                Page  2    of  6 Pages


1  NAME(S) OF REPORTING PERSON(S)
   S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

   Granahan Investment Management, Inc.   04-2856200
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                               (a) / /
Not Applicable.

                               (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Commonwealth of Massachusetts
-------------------------------------------------------------------------------
    NUMBER OF         5  SOLE VOTING POWER
     SHARES              7,000
  BENEFICIALLY        ---------------------------------------------------------
    OWNED BY          6  SHARED VOTING POWER
      EACH               -0-
   REPORTING          ---------------------------------------------------------
     PERSON           7  SOLE DISPOSITIVE POWER
      WITH               454,000
                      ---------------------------------------------------------
                      8  SHARED DISPOSITIVE POWER
                         -0-
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   454,000
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    3.98%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
    IA
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 6 pages


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    Item 1(a) Name of Issuer

               Encad, Inc.


    Item 1(b) Address of Issuer's Principal Executive Offices

              6059 Cornerstone Court West
              San Diego, CA 92121


    Item 2(a) Name of Person Filing

              Granahan Investment Management, Inc.


    Item 2(b) Address of Principal Business Office or, if none, Residence

              275 Wyman Street, Suite 270
              Waltham, MA 02154


    Item 2(c) State of Organization/Citizenship

              Commonwealth of Massachusetts


    Item 2(d) Title of Class of Securities

              Common Stock


    Item 2(e) CUSIP Number

              254546104


    Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

              (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

              (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

              (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                        Act

              (d)  [ ]  Investment Company registered under Section 8 of the
                        Investment Company Act

              (e)  [X]  Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940

              (f)  [ ]  Employee Benefit Plan, Pension Fund which is subject to the


                              Page 3 of 6 pages
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                        provisions of the Employee Retirement Income Security
                        Act of 1974 or Endowment Fund; see
                        Section 240.13d-1(b)(1)(ii)(F)

              (g)  [ ]  Parent Holding Company, in accordance with
                        Section 240.13d-1(b)(1)(ii)(G)

              (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

    Item 4.   Ownership

              (a)  Amount Beneficially Owned:    454,000

              (b)  Percent of Class:   3.98%

              (c)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:    7,000

                  (ii) shared power to vote or to direct the vote:  -0-

                 (iii) sole power to dispose or to direct the disposition of:
                       454,000


                  (iv) shared power to dispose or to direct the
                       disposition of:    -0-

    Item 5.   Ownership of Five Percent or Less of a Class

              [X]

    Item 6.   Ownership of More than Five Percent on Behalf of Another Person

              Certain other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which are subject to this report.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not Applicable.

    Item 8.   Identification and Classification of Members of the Group

              Not Applicable.


    Item 9.   Notice of Dissolution of Group

              Not Applicable.

                              Page 4 of 6 pages

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    Item 10.  Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 5 of 6 pages
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     Signature

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GRANAHAN INVESTMENT MANAGEMENT, INC.



Date: January 27, 1998                  By:  /s/ John J. Granahan
                                             --------------------------------
                                             John J. Granahan, President


                              Page 6 of 6 pages